Filed Pursuant to Rule 424(b)(3)

Registration No. 333-223022

OAKTREE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 2 DATED SEPTEMBER 11, 2019

TO THE PROSPECTUS DATED APRIL 30, 2019

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Oaktree Real Estate Income Trust, Inc., dated April 30, 2019 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Oaktree Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on our expected escrow break for the offering of our common stock;

•	to disclose the intent of an affiliate of Oaktree to subscribe for any shortfall in the escrow minimum offering amount to allow us to break escrow;

•	to disclose our board of directors’ adoption of a share repurchase arrangement related to the Oaktree affiliate’s subscription;

•	to describe our acquisition of bonds collateralized by a term loan secured by equity interests in furniture showroom companies; and

•	to otherwise update our prospectus.

Escrow Update

We currently expect to satisfy our escrow minimum offering amount on or about December 6, 2019. Investors that have submitted purchase orders in good order prior to the escrow break will be admitted as stockholders upon any escrow break. As previously disclosed in the Prospectus, the Adviser has agreed to waive its management fee for the first six months following the date on which we break escrow for the offering. In addition to satisfying the escrow minimum offering requirement, our board of directors must authorize the release to us of funds in the escrow account. Notwithstanding our current expectation of a December 6, 2019 escrow break, there can be no assurance that escrow break will occur by that date or at all.

Oaktree Intent to Subscribe for any Shortfall in the Escrow Minimum Offering Amount

Oaktree Fund GP I, L.P. (the “Oaktree Investor”), an affiliate of Oaktree, has informed us of its intent to participate in the offering prior to breaking escrow. The Oaktree Investor intends to subscribe for shares of Class I common stock in an amount such that, together with all other subscriptions for our common stock, the escrow minimum offering amount will be satisfied. If the other subscriptions for our common stock already meet or exceed the escrow minimum offering amount, the Oaktree Investor does not intend to subscribe for any shares of our common stock. In addition, the Oaktree Investor’s intent to participate in the offering is not a binding agreement or commitment to purchase, and the Oaktree Investor could determine not to subscribe for any shares of our common stock even if the escrow minimum offering amount would otherwise not be satisfied.

Repurchase Arrangement for Oaktree Investor

In recognition of the Oaktree Investor supporting the escrow break for our offering as described above, our board of directors, including a majority of independent directors, has adopted an arrangement to repurchase any shares of our Class I common stock that the Oaktree Investor acquires prior to the breaking of escrow in the offering. After we break escrow for our offering, subject to certain limitations, on the last calendar day of each month we will offer to repurchase shares of common stock from the Oaktree Investor in an aggregate dollar amount (the “Monthly Repurchase Amount”) equal to (i) the net proceeds from new subscriptions that month less (ii) the aggregate repurchase price (excluding any amount of the aggregate repurchase price paid using cash flow from operations not used to pay distributions) of shares repurchased by us that month from investors pursuant to our existing share repurchase plan. In addition to the Monthly Repurchase Amount for the applicable month, we will offer to repurchase any Monthly Repurchase Amounts from prior months that have not yet been repurchased. The price per share for each repurchase from the Oaktree Investor will be the lesser of (a) the $10.00 per share initial cost of the shares and (b) the transaction price in effect for the Class I shares at the time of repurchase. The repurchase arrangement is not subject to any time limit and continues until we have repurchased all of the Oaktree Investor’s shares. Other than the Monthly Repurchase Amount limitation, the share repurchase arrangement for the Oaktree Investor is not subject to any volume limitations, including those in our existing share repurchase plan.

Notwithstanding the foregoing, no repurchase offer will be made to the Oaktree Investor for any month in which (1) the 2% monthly or 5% quarterly repurchase limitations in our existing share repurchase plan have been decreased or (2) the full amount of all shares requested to be repurchased under our existing share repurchase plan is not repurchased. Additionally, we may elect not to offer to repurchase shares from the Oaktree Investor, or may offer to purchase less than the Monthly Repurchase Amount, if, in our judgment, we determine that offering to repurchase the full Monthly Repurchase Amount would place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on us as a whole. Further, our board of directors may modify, suspend or terminate this share repurchase arrangement if it deems such action to be in our best interests and the best interests of our stockholders. The Oaktree Investor will not request that its shares be repurchased under our existing share repurchase plan. Under our charter, the Oaktree Investor may not vote on the removal of any of its affiliates (including the Adviser), and may not vote regarding any transaction between us and Oaktree or any of its affiliates.

IMC/AMC Term Loan

On September 4, 2019, we acquired $25 million principal amount of bonds (the “Bond Investment”) collateralized by a term loan described in more detail below (the “Term Loan”) by assuming ownership of a special purpose vehicle from an affiliate of Oaktree, and contemporaneously assuming a $25 million borrowing under the our Line of Credit with an affiliate of Oaktree that was used to finance the investment. The Term Loan was originated by Citigroup Corporation and is cross-collateralized by and senior to equity interests of the owners in International Markets Center (“IMC”) and AmericasMart Atlanta (“AMC”).

IMC and AMC are two of the leading national furniture showroom companies with a combined 14.4 million square feet of showroom space located in Las Vegas, Nevada, High Point, North Carolina and Atlanta, Georgia. Investment funds managed by an affiliate of Oaktree previously owned IMC.

The Term Loan matures in December 2023. The Bond Investment bears interest at a floating rate of 6.1225% over the one-month LIBOR.

The Term Loan is structurally subordinate to a $1.15 billion first mortgage on properties owned by IMC (the “IMC Senior Loan”) and a $493 million first mortgage on properties owned by AMC (the “AMC Senior Loan”). The Term Loan, the IMC Senior Loan and the AMC Senior Loan total a loan-to-appraised real estate value ratio of approximately 67.1%.

Our Bond Investment cost basis of $128 per square foot represents a significant discount to both the appraisal value and the equity owner’s cost basis. Additionally, our last-dollar basis is supported by substantial sponsor equity.

Updates to the Prospectus

Risk Factors

The following disclosure replaces in its entirety the risk factor entitled “If we only raise the minimum offering amount or are unable to raise substantial funds, we will be limited in the number and type of investments we make, and the value of your investment in us will be more dependent on the performance of any of the specific assets we acquire” in the “Risk Factors—Risks Related to This Offering and Our Organizational Structure” section of the Prospectus.

If we only raise the minimum offering amount or are unable to raise substantial funds, we will be limited in the number and type of investments we make, and the value of your investment in us will be more dependent on the performance of any of the specific assets we acquire.

This offering is being made on a “best efforts” basis, meaning that the Dealer Manager is only required to use its best efforts to sell our shares and has no firm commitment or obligation to purchase any shares. As a result, the amount of proceeds we raise in this offering may be substantially less than the amount we would need to achieve a broader portfolio of investments. If we are unable to raise substantially more than the minimum offering amount, we will make fewer investments, resulting in less diversity in terms of the type, number, geography and size of investments that we make. In that case, the likelihood that any single asset’s performance would adversely affect our profitability will increase. There is a greater risk that you will lose money in your investment if we have less diversity in our portfolio. Further, we will have certain fixed operating expenses, including expenses of being a public reporting company, regardless of whether we are able to raise substantial funds. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions. Further, our board of directors has approved a share repurchase arrangement whereby we will offer to use net offering proceeds (less any amounts used to repurchase shares under our share repurchase plan) to repurchase shares held by Oaktree Fund GP I, L.P. (the “Oaktree Investor”), an affiliate of Oaktree. As a result of this share repurchase arrangement with the Oaktree Investor, it is expected that after we break escrow our aggregate NAV will not grow as quickly as it otherwise might as a result of our continuous offering and we may not have capital to make new investments until the Oaktree Investor’s shares are fully repurchased, which will exacerbate the risks described above.

The following disclosure replaces in its entirety the risk factor entitled “Investors may wait until February 15, 2020 before receiving their stock or a refund of their money if the minimum offering is not achieved” in the “Risk Factors—Risks Related to This Offering and Our Organizational Structure” section of the Prospectus.

Investors may wait until February 15, 2020 before receiving their stock or a refund of their money if the minimum offering is not achieved.

Until we raise the minimum offering of $150 million, investors will not receive their shares. If at least $150 million in shares of common stock have not been sold by February 15, 2020, we will terminate this offering. Even if we meet the minimum offering amount, our board of directors may determine not to authorize the release of the escrowed funds if it believes that investment opportunities available at the time are not suitable to allow us to acquire properties or real estate-related investments that meet our investment criteria. If we have not broken escrow by February 15, 2020, investors will have their money promptly refunded with interest. See “Plan of Distribution.” Although we currently expect to satisfy our escrow minimum offering amount on or about December 6, 2019 and the Oaktree Investor has informed us of its intent to subscribe for shares of Class I common stock in an amount such that, together with all other subscriptions for our common stock, the escrow minimum offering amount will be met, there can be no assurance that escrow break will occur by that date or at all.

The following risk factor is hereby added in the “Risk Factors—Risks Related to Conflicts of Interest” section of the Prospectus.

Oaktree, including the Adviser, may face conflicts of interest associated with the Oaktree Investor’s potential investment in us and the related share repurchase arrangement.

The Oaktree Investor intends to subscribe for shares of Class I common stock in an amount such that, together with all other subscriptions for our common stock, the escrow minimum offering amount will be satisfied. In recognition of the Oaktree Investor’s commitment to help us break escrow for our offering, our board of directors, including a majority of independent directors, has adopted an arrangement to repurchase shares of our common stock held by the Oaktree Investor. Because these arrangements are with an affiliate of Oaktree, the terms were not negotiated at arm’s-length. Oaktree may face conflicts of interest in connection with the Oaktree Investor’s intent to fund its investment prior to our breaking escrow and in conducting the related share repurchase arrangement. In addition, as the Oaktree Investor may be our largest stockholder, the Adviser may face conflicts of interest in managing our investment activities. Finally, the Oaktree Investor is also the Lender under our Line of Credit. The Oaktree Investor may face conflicts of interest related to the fact that the proceeds from our breaking escrow (including proceeds from the Oaktree Investor’s subscription) will be used to repay amounts outstanding under the Line of Credit.